# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Byline Bancorp, Inc., CIK 0001702750
CUSIP: 124411109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 180 North LaSalle Street, Suite 300, Chicago, Illinois (IL), 60601
Date of event which requires filing of this statement: 02/12/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001710094

## Reporting persons
- MBG Investors I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 11,835,145; sole dispositive power 0; shared dispositive power 11,835,145; aggregate amount beneficially owned 11,835,145 (26.7% of the class)
- Antonio del Valle Perochena: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 11,835,145; sole dispositive power 0; shared dispositive power 11,835,145; aggregate amount beneficially owned 11,835,145 (26.7% of the class)

## Item 1. Issuer
Name of issuer: Byline Bancorp, Inc.
Address of issuer's principal executive offices: 180 North LaSalle Street, Suite 300 Chicago, Illinois, 60601

## Item 2. Person Filing
Name of person filing: MBG Investors I, L.P., a Canadian limited partnership ("MBG") and Antonio del Valle Perochena, a Mexican citizen (together with MBG, the "Reporting Persons").
Address of principal business office or, if none, residence: 365 Bay Street, Suite 800, M5H2V1 Toronto, Ontario, Canada
Citizenship: Mexican

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11,835,145
Percent of class: 26.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 11,835,145
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 11,835,145

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MBG Investors I, L.P.: /s/ Antonio del Valle Perochena, Antonio del Valle Perochena / General Partner (02/12/2025)
- Antonio del Valle Perochena: /s/ Antonio del Valle Perochena, Antonio del Valle Perochena (02/12/2025)